# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: HUDSON TECHNOLOGIES INC /NY, CIK 0000925528
CUSIP: 444144109
Title of class of securities: Common Stock, par value $0.01
Address of issuer's principal executive offices: PO BOX 1541, ONE BLUE HILL PLAZA, 14TH FLOOR, PEARL RIVER, New York (NY), 10965
Date of event which requires filing of this statement: 12/08/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001597857
Persons authorized to receive notices and communications: CHRISTINE STEVENSON, HARTREE PARTNERS, LP, 1185 Avenue of the Americas,, New York, New York (NY), 10036, 212-536-8000; ANDREW FREEDMAN, ESQ., OLSHAN FROM WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Hartree Partners, LP (CIK 0001597857): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 3,800,000; shared voting power 0; sole dispositive power 3,800,000; shared dispositive power 0; aggregate amount beneficially owned 3,800,000 (8.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01
Name of issuer: HUDSON TECHNOLOGIES INC /NY
Address of issuer's principal executive offices: PO BOX 1541, ONE BLUE HILL PLAZA, 14TH FLOOR, PEARL RIVER, New York (NY), 10965

## Item 2. Identity and Background
Name of person filing: This statement is filed by Hartree Partners, LP, a Delaware limited partnership ("Hartree Partners" or the "Reporting Person"), with respect to the shares of Common Stock, par value $0.01 per share, of the Issuer (the "Shares") directly and beneficially owned by it.
Residence or business address: The principal business address of the Reporting Person is 1185 Avenue of the Americas, New York, NY 10036.
Present principal occupation or employment: The principal business of Hartree Partners is serving as a proprietary investment firm.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Hartree Partners is organized under the laws of the State of Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Shares purchased by Hartree Partners were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 3,800,000 Shares directly owned by Hartree Partners is approximately $22,313,220, excluding brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the Shares for investment purposes based on its belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Person intends to review its investment in the Issuer on an ongoing basis and, in the course of its review, may take actions (including through its affiliates) with respect to its investment or the Issuer, including communicating with the board of directors of the Issuer (the "Board"), members of management or other security-holders of the Issuer, or other third parties from time to time, and taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial or industry advisors.

The Reporting Person intends to engage in discussions with the Board and management of the Issuer regarding opportunities to enhance stockholder value. The Reporting Person may also engage in discussions relating to various alternative courses of action, including, without limitation, those related to potential business dispositions or combinations involving the Issuer or any of its businesses or assets. The Reporting Person or its affiliates may seek to discuss and/or participate and potentially engage in changes to the Board (including board composition); changes to the dividend policy; or any action similar to those enumerated above.

The Reporting Person or its affiliates may seek to acquire some or all securities of the Issuer, including Shares and/or other equity, debt, notes or other financial instruments related to the Issuer or the Shares (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to the Reporting Person's respective partners or beneficiaries, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that the Reporting Person or its affiliates may pursue will depend on a variety of factors, including, without limitation, the price and availability of the Issuer's securities or other financial instruments, the Reporting Person's or such affiliates' trading and investment strategies, subsequent developments affecting the Issuer, the Issuer's business and the Issuer's prospects, other investment and business opportunities available to the Reporting Person and its affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Person and such affiliates.

The Reporting Person does not have any current plan or proposal which relates to or would result in any of the matters described in Items 4(a) - (j) of Schedule 13D, except as described in this Schedule 13D or as would occur upon, in connection with completion of, or following, any of the actions described in this Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by the Reporting Person is based on 43,598,202 Shares outstanding as of October 20, 2025, which is the total number of Shares outstanding as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2025.

As of the date hereof, the Reporting Person directly beneficially owned 3,800,000 Shares, constituting approximately 8.7% of the Shares outstanding.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Shares referred to herein for the purposes of Section 13(d) of the Securities Exchange Act of 1934, or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote and dispose of the Shares directly beneficially owned by it.
Transactions in the class effected during the past sixty days: The Reporting Person has not transacted in the securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: There are no contracts, arrangements, understandings or relationships between or among the Reporting Person and any other person with respect to the securities of the Issuer.

## Signatures
- Hartree Partners, LP: /s/ Christine Stevenson, Christine Stevenson, Chief Compliance Officer (12/10/2025)